UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1999
                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          Commission file number 1-8022



                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400


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


                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          INDEX TO FINANCIAL STATEMENTS



Audited Financial Statements                                            Page No.

        Report of Independent Auditors                                      3

        Statements of Financial Condition - December 31,
          1999 and 1998                                                     4

        Statements of Operations and Changes in Plan Equity -
          Years Ended December 31, 1999, 1998 and 1997                      5

        Notes to Financial Statements                                    6-10

Signature                                                                  11

Exhibit 23 - Consent of Ernst & Young LLP, Independent
  Auditors                                                                I-1


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                         Report of Independent Auditors



Board of Directors
CSX Corporation 1991 Employees Stock Purchase
     and Dividend Reinvestment Plan
CSX Corporation
Richmond, Virginia



        We have audited the accompanying statements of financial condition of CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan as of December 31, 1999 and 1998, and the related statements of operations and changes in plan equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1999 and 1998, and the operations and changes in plan equity for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                                   /s/ ERNST & YOUNG LLP



Jacksonville, Florida
March 21, 2000


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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                        STATEMENTS OF FINANCIAL CONDITION


                                                                    December 31,
                                                              1999                1998
                                                        -----------------   -----------------
ASSETS
  Investments
    CSX Corporation Common Stock (Cost at
    December 31, 1999 - $12,677,202;  Cost
    at December 31, 1998 - $11,755,124)
                                                             $9,367,571         $11,393,203

  Cash and Cash Equivalents                                      24,254             153,287
                                                        -----------------   -----------------

       Total Investments                                      9,391,825          11,546,490

Receivables:
  Employer Contributions                                         21,086                   -
  Participant Contributions                                     115,651                   -

  Other Receivables                                              36,449                 678
                                                        -----------------   -----------------

  TOTAL ASSETS                                               $9,565,011         $11,547,168
                                                        =================   =================

LIABILITIES AND PLAN EQUITY
  Other Liabilities                                          $   96,255         $    96,255
  Plan Equity                                                 9,468,756          11,450,913
                                                        -----------------   -----------------

TOTAL LIABILITIES AND PLAN EQUITY                            $9,565,011         $11,547,168
                                                        =================   =================



See Notes to Financial Statements.


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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
               STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                               Years Ended December 31,
                                                  ----------------------------------------------------

                                                      1999               1998               1997
                                                  --------------    ----------------    --------------
Additions
  Investment Income - Dividends and Interest        $  344,023        $  302,448          $  244,377
  Participant Contributions                          1,774,751         1,955,734           1,979,542
  Employer Contributions                               369,737           391,324             382,558
  Net Realized Appreciation in Fair Value of
    CSX Corporation Common Stock                         5,665           149,197             406,350
  Net Unrealized Appreciation
    (Depreciation) in Fair Value of CSX
    Corporation Common Stock                        (2,947,713)       (3,226,693)          2,239,326
                                                  --------------    ----------------    --------------

                                                      (453,537)         (427,990)          5,252,153

Deductions
 Distributions to Participants                      (1,528,620)         (999,883)         (1,613,194)
                                                  --------------    ----------------    --------------

    NET INCREASE (DECREASE) IN
      PLAN ASSETS                                   (1,982,157)       (1,427,873)          3,638,959

  Plan Equity at Beginning of Year                  11,450,913        12,878,786           9,239,827
                                                  --------------    ----------------    --------------

    PLAN EQUITY AT END OF YEAR                      $9,468,756       $11,450,913         $12,878,786
                                                  ==============    ================    ==============


See Notes to Financial Statements.

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



                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1.  Summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:
---------------------

The financial statements of the 1991 Employees Stock Purchase and Dividend Reinvestment Plan (the Plan) have been prepared on the accrual basis of accounting.

Investment Valuation:
--------------------

Investments in CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. All security transactions are recorded as of the trade date.

Use of Estimates:
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the CSX Benefits Department.

General:  The Plan is a defined  contribution common stock purchase plan and was
-------
established effective September 1, 1991. The Plan is not a qualified Plan under the definitions of the Internal Revenue Code of 1986, as amended ("IRC") and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Plan participation is limited to certain employees, other than officers and key employees, of CSX and affiliated companies (collectively, the "Employer").

Investment Alternatives:  Participant and Employer contributions are invested in
-----------------------
one investment fund that purchases only shares of CSX common stock in open market transactions, which is a concentration of risk.

Amounts deposited to the investment fund may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.


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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999



NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Participant  Contributions:  Upon enrollment,  each participant  directs that an
--------------------------
aggregate monthly amount (together with amounts invested in any other employee stock purchase plan of CSX or its subsidiaries), neither less than $25 nor more than $1,500, be contributed on his or her behalf by payroll withholding and be deposited in the investment fund. All cash dividends are used to purchase additional shares of CSX common stock for participants' accounts.

Employer Contributions: Cash contributions are made by the Employer in an amount
----------------------
equal to 17.65% of participants contributions and 17.65% of reinvested dividends. In addition, the Employer may make special contributions on behalf of selected participants at any time which are not subject to the $1,500 monthly limitation in participant contributions described above.

Vesting,  Withdrawals and Distributions:  Participants are immediately vested in
---------------------------------------
their voluntary contributions plus actual earnings thereon. Vesting in Employer contributions is subject to a rolling two-year holding period (as defined in the Summary Plan Description). The holding period begins on the purchase date of CSX common stock with Employer contributions and ends on the second anniversary of that purchase date. After the second anniversary date, the participant is 100% vested in the subject Employer contribution. The Plan provides that any participants terminated involuntarily under the Employer's severance plan are not subject to the two-year holding period. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Non-vested amounts at the time of withdrawal are reallocated to active participant accounts.

Participants   Accounts:   Each  participant's  account  is  credited  with  the
-----------------------
participant's contribution, the appropriate portion of the Employer's contribution and Plan earnings, including reinvested dividends. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan  Termination:  Although  it has not  expressed  any  intent  to do so,  the
-----------------
Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100% vested in their unvested Employer contributions.


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
                                CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Administrative Expenses:  A portion of the administrative expenses of the Plan a
-----------------------
are paid by CSX. However, participant bears the cost of any sale of CSX common stock from his or her Plan account.

NOTE 3.  INVESTMENTS

The Plan's investments are held in a bank administered trust fund. Substantially all of the assets held in this trust fund at December 31, 1999 and 1998 are invested in CSX common stock.

Net unrealized appreciation (depreciation) in fair value of CSX common stock is as follows:

                                                                Years Ended December 31,
                                                ----------------------------------------------------------
                                                      1999                  1998                1997
                                                ------------------   -------------------    --------------
Unrealized Appreciation
 (Depreciation) in Fair Value
   Beginning of Year                                  $  (361,921)         $2,864,772          $  625,446
   End of Year                                         (3,309,634)           (361,921)          2,864,772
                                                 -----------------   -------------------    --------------

Net Unrealized Appreciation
 (Depreciation in Fair Value
 During the Year                                      $(2,947,713)        $(3,226,693)         $2,239,326
                                                 =================   ===================    ==============



Net realized appreciation in fair value of common stock of CSX Corporation is the difference between the fair value of CSX common stock at the dates of sale or distribution and the cost of such stock determined on the basis of the "first-in", "first-out" cost applicable to each participant. Fair value and the related cost associated with such sales or distributions were $1,565,836 and $1,560,171 for the year ended December 31, 1999, respectively. Related amounts for the year ended December 31, 1998 were $1,095,027 and $945,830, respectively, and for the year ended December 31, 1997 were $1,617,562 and $1,211,212 respectively.

NOTE 4.  INCOME TAX STATUS

The Plan is not qualified under Section 401 of the IRC and therefore income earned by the trust holding the Plan's assets is not exempt from federal income

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                                CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 4.  INCOME TAX STATUS, Continued

taxes. As a non-qualified plan, the Plan has not applied for or received an IRS determination letter.

Participant contributions to the Plan are made on an after-tax basis. Employer contributions and certain earnings, including dividends and gain or loss from the sale of securities realized by the Plan, are reported as income by participants annually. The Employer and/or the Plan Trustee notifies each participant as to the annual amount to be reported as taxable income. Therefore, no provision for income taxes is included in the accompanying financial statements.

Shares of CSX common stock are purchased by the Trustee and are required to be held in the Plan for not less than two years during which the participant is continuously employed by the Employer. During this period, the shares are considered to be property subject to a substantial risk of forfeiture under
Section 83(a) of the IRC. In the first taxable year in which the rights of a participant to receive a distribution of stock are no longer subject to a substantial risk of forfeiture, an amount equal to the fair value of the stock at that time is included in gross income as additional compensation to the participant. A participant whose employment terminates for any reason other than under the Employer's severance plan and who is not disabled, retired, or has died, forfeits rights to all shares purchased under the Plan by the Trustee with Employer matching contributions that have not been held for two years.

Alternatively, a participant may elect to treat as compensation and to include as gross income under Section 83(b) of the Internal Revenue Code of 1986, amounts of Employer matching contributions paid during the year to the Trustee by timely filing a Section 83(b) election with the Internal Revenue Service and the Employer. In such event, later appreciation, if any, in Common Stock is not treated as compensation and any dividends received on such shares are taxable as they are paid. In determining gain or loss from the sale or exchange of the stock if a Section 83(b) election is properly made and no forfeiture occurs, the basis of the stock is determined with reference to the amounts included in gross income as a result of any election or elections made under Section 83(b), and the holding period commences when the stock is purchased under the Plan by the Trustee.


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                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 5.  RELATED PARTY TRANSACTIONS

CSX provides the Plan with certain management and accounting services for which no fees are charged. During the years ended December 31, 1999, 1998 and 1997 the Plan received $336,251, $297,220, and $239,848, respectively, in common stock dividends from CSX.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  CSX CORPORATION
                                  1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND
                                  REINVESTMENT PLAN

                              By: /s/ JAMES L. ROSS
                                  -----------------
                                  James L. Ross
                                  Vice President and Controller
                                  CSX Corporation
                                  (Plan Sponsor)


Date:  March 27, 2000


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